                                                                                                                   333-144165
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDERTHE SECURITIES ACT OF 1933
FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Lee & Man Paper Manufacturing Limited
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

The Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Depositary Management Corporation
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319 -7600

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☐	immediately upon filing
☒	on January 8, 2010 at 4:30 p.m.

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten Ordinary Shares of Lee & Man Paper Manufacturing Limited	N/A	N/A	N/A	N/A
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Supplemental Agreement to the Deposit Agreement filed as Exhibit (a )(2) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center
2.	Title of Receipts and identity of deposited securities Terms of Deposit:		Face of Receipt, Top center
	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner
	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (15)
	(iii)	The collection and distribution of dividends	Paragraph (13)
	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (12), (14) and (15)
	(v)	The sale or exercise of rights	Paragraphs (2), (6), (13), (16) and (21)
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (13) and (16)
	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)
	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (12)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3) and (4)
	(x)	Limitation upon the liability of the depositary	Paragraphs (6), (10), (15), (16), (17), (18) and (21)
3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2. AVAILABLE INFORMATION			Paragraph (12)

(a) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Lee & Man Paper Manufacturing Limited will submit to the Commission or otherwise publish on its website (leemanpaper.com) such notices, reports and communications which are required to be submitted to the Commission by Rule 12g3-2(b) of the Exchange Act. To the extent submitted to the Commission, such notices, reports and communications may be inspected and copied at the public reference facilities maintained by the Commission located at the date of this Agreement at 100 F Street, N.E., Washington, D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Deposit Agreement, dated as of                    , 2007, by and among Lee & Man Paper Manufacturing Limited, Deutsche Bank Trust Company Americas, as depositary (the “ Depositary ”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. - Previously filed.

(a)(2)
Form of Amendment  to Deposit Agreement dated as of January 8, 2010 (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto) Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. - Previously filed.

(e)	Certification under Rule 466. - Filed herewith as Exhibit (e).

Item 4.UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Lee & Man Paper Manufacturing Limited, Deutsche Bank Trust Company Americas, as successor depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 4, 2010 .

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing ten ordinary shares of Lee & Man Paper Manufacturing Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/James Kelly
Name:	James Kelly
Title:	Vice President

By:	/s/Chris Konopelko
Name:	Chris Konopelko
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Lee & Man Paper Manufacturing Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Cayman Islands, on January 4, 2010 .

LEE & MAN PAPER MANUFACTURING LIMITED

By:	/s/Mr. Lee Man Chun Raymond
	Name:	Mr. Lee Man Chun Raymond
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities indicated on January 4, 2010.

Signatures	Capacity

/s/Mr. Lee Wan Keung*	Chairman and Executive Director
Mr. Lee Wan Keung

/s/Mr. Lee Man Chun Raymond	Chief Executive Officer and Executive Director
Mr. Lee Man Chun Raymond

/s/Mr. Cheung Kwok Keung*	Chief Financial Officer
Mr. Cheung Kwok Keung

/s/Mr. Lee Man Bun*	Executive Director
Mr. Lee Man Bun

/s/Mr. Li King Wai Ross*	Executive Director
Mr. Li King Wai Ross

Non-Executive Director
Professor Poon Chung Kwong

Independent Non-Executive Director
Mr. Peter A. Davies

/s/Mr. Wong Kai Tung Tony*	Independent Non-Executive Director
Mr. Wong Kai Tung Tony

Independent Non-Executive Director
Mr. Chau Shing Yim David

/s/George Boychuk*	Authorized Representative in the United States
George Boychuk

*By :__/s/Mr. Lee Man Chun Raymond
Name: Mr. Lee Man Chun Raymond
Title:     Power of Attorney

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement

(e)	Rule 466 Certification